Exhibit 99.1

ASM International N.V.

ASM INTERNATIONAL N.V. TO HOST TECHNOLOGY SEMINAR

ALMERE, The Netherlands – December 02, 2011 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) today announced that it will host a technical luncheon seminar in Washington D.C., USA, on Wednesday, December 7, 2011, the last day of the International Electron Devices Meeting (IEDM). The seminar will address the various ways device manufacturers have integrated high-k gate dielectrics and metal gates in their leading edge devices, and the anticipated extendibility of these approaches towards next generation planar and 3D FinFET transistors.

The agenda is as follows:

•	12:00-12:30 pm—Lunch buffet
•	12:30-12:40 pm—Ivo Raaijmakers (ASM) —Welcome and introduction
•	12:40-01:05 pm—Dick James (Chipworks)—“High-k/Metal Gate in Leading-Edge Silicon Devices”

Following the presentations, there will be an open dialogue around the presentation topics.

The ASM technology seminar will take place in the Kalorama Room at the Churchill Hotel Washington, 1914 Connecticut Avenue NW, Washington, D.C., USA, across from the Hilton Washington. The room will open at 12:00 pm for invited attendees. Interested parties should contact Rosanne de Vries, +31 (0)8810-08569, rosanne.de.vries@asm.com.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contact:

Rosanne de Vries

+31 (0)651 252448 - +31 (0)8810 08569